                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                       Total-Tel USA Communications, Inc.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  89151T 10-6
                        --------------------------------
                                 (CUSIP Number)

                                 Walt Anderson
                 c/o Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                    Attn: Richard A. Goldberg (212) 758-9500
              ----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 10, 1998
                      -----------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 89151T 10-6                                        Page 2 of 13 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Walt Anderson
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                  OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
-------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                               928,817 (includes shares pursuant to an
                               agreement to purchase 69,000 shares of
     NUMBER OF                 Common Shares)
      SHARES           --------------------------------------------------------
   BENEFICIALLY        8       SHARED VOTING POWER
     OWNED BY                  0
       EACH            --------------------------------------------------------
     REPORTING         9       SOLE DISPOSITIVE POWER
      PERSON                   928,817 (includes shares pursuant to an
       WITH                    agreement to purchase 69,000 shares of
                               Common Shares)
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  928,817 (includes shares pursuant to an agreement to
                  purchase 69,000 shares of Common Shares)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  IN
-------------------------------------------------------------------------------

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                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 89151T 10-6                                        Page 3 of 13 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Revision LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                                   928,717 (includes shares pursuant to an
      NUMBER OF                    agreement to purchase 69,000 shares of
       SHARES                      Common Stock)
    BENEFICIALLY       --------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                          0
      REPORTING        --------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                      928,717 (includes shares pursuant to an
                                   agreement to purchase 69,000 shares of
                                   Common Stock)
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                      0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  928,717 (Includes shares pursuant to an agreement to purchase 69,000 shares of Common Stock)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 89151T 10-6                                        Page 4 of 13 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                   Gold & Appel Transfer, S.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                   N/A
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   British Virgin Islands
-------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                                        0
      NUMBER OF        ---------------------------------------------------------
       SHARES          8       SHARED VOTING POWER
    BENEFICIALLY                        0
      OWNED BY         ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         0
       PERSON          ---------------------------------------------------------
        WITH           10      SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                   0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                   CO
-------------------------------------------------------------------------------
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
-------------------------------------------------------------------------------

                        AMENDMENT NO. 7 TO SCHEDULE 13D


         This Amendment No. 7 ("Amendment No. 7") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel), Revision LLC, a Delaware limited liability company ("Revision"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), amends and/or supplements, as indicated, Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5") and Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6.

ITEM 2.  IDENTITY AND BACKGROUND.

         The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented to add the following:

         This Amendment No. 7 is being filed by Gold & Appel, Revision and Mr. Anderson, as joint filers. Revision and Mr. Anderson are sometimes referred to collectively as the "Reporting Persons."

         Revision is a limited liability company formed in June 1998 in the State of Delaware. Revision was organized to acquire, invest in, trade in, sell or otherwise dispose of Common Shares and to engage in any other lawful business activity related thereto. The business address of Revision is 1313 North Market Street, Wilmington, Delaware 19801.

         On June 10, 1998, in order to establish a separate entity through which all future activity concerning the Issuer will be conducted, Gold & Appel transferred, as a capital contribution to Revision, 859,717 Common Shares (the "Shares"), the right to purchase 69,000 Common Shares (the "Option Shares"; and together with the Shares, the "Revision Shares") which may be acquired on October 1, 1998 but not later than October 5, 1998 pursuant to the Agreement between Kevin A. Alward and Gold & Appel, dated as of January 6, 1998 (the "Agreement") and the right to vote the Option Shares pursuant to a Proxy Agreement dated February 24, 1998 between Mr. Alward and Gold & Appel (the "Proxy"). In consideration for its capital contribution, Gold & Appel received 100% of the non-voting membership interests in Revision.

         Mr. Anderson is the sole manager of Revision (the "Manager") and the holder of 100% of the voting membership interests in Revision. All powers of Revision are exercised exclusively by Mr. Anderson and the business and affairs of Revision are managed exclusively by Mr. Anderson.

         On June 10, 1998, Gold & Appel transferred 100 Common Shares (the "Anderson Shares") to Anderson for no consideration. As a result of the transfers by Gold & Appel discussed above, Gold & Appel is no longer the beneficial owner of any Common Shares.

         During the past five years, Revision has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

         On June 10, 1998, Gold & Appel transferred, as a capital contribution to Revision, 859,717 Common Shares, the right to purchase the Option Shares and the right to vote the Option Shares pursuant to the Proxy. In consideration for its capital contribution, Gold & Appel received 100% of the non-voting membership interests in Revision.

         On June 10, 1998, Gold & Appel transferred 100 Common Shares to Mr. Anderson for no consideration.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The response set forth in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The Reporting Persons may determine, subject to the outcome of the litigation described below, to purchase additional shares of the Issuer in market transactions, or otherwise. In addition, the Reporting Persons may determine to sell some or all of any of the Revision Shares at any time in private or market transactions. Any such determination will depend on market conditions, an evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions, and other further developments. In addition, the Reporting Persons intend to take preparatory steps to evaluate the desirability of seeking representation on the Board of Directors of Issuer (the "Board") and may thereafter seek to effect changes in the management of Issuer and/or the Board.

         In early March, 1998, Gold & Appel requested the Issuer's records of shareholders, as permitted by statute. On March 31, 1998, the Board adopted a shareholders rights plan (the "Poison Pill") and on April 7, 1998 it amended the Issuer's by-laws (the "Amended By-Laws") to eliminate the right of shareholders holding 25% of the outstanding Common Shares to call a special shareholders meeting. Such by-law amendment included the addition of advance reporting requirements for nominating a director. On April 8, 1998, Gold & Appel filed suit in New Jersey state court seeking an order compelling delivery of the shareholder records and a declaratory judgment that the Board's actions with respect to the Poison Pill and the by-laws are invalid and seeking injunctive relief. On April 13, 1998, the court issued an order requiring the Issuer to provide Gold & Appel with immediate access to the records of shareholders and a temporary restraining order, enjoining any action by the Issuer in connection with the Poison Pill and precluding the Issuer from implementing the changes to its by-laws contained in the Amended By-Laws. The order also required, among other things, that until further order of the court, Gold & Appel and Walt Anderson are prohibited from purchasing additional shares of the Issuer. On June 2, 1998, the court entered a preliminary injunction, pending further order of the court, which enjoins any action by the Issuer in connection with the Poison Pill, and enjoins the Issuer from implementing the Amended By-Laws. The preliminary injunction also enjoins Warren Feldman, Chairman of the Board and Chief Executive Officer of the Issuer, and Solomon Feldman, a Director of the Issuer, on the one hand, and Gold & Appel and Walt Anderson, on the other hand, from purchasing any stock of the Issuer, other than, in each case, through the exercise of options held on April 1, 1998. On May 28, 1998, Gold & Appel filed an amended complaint, a copy of which is attached hereto as Exhibit 7.1. Also attached as Exhibit 7.1 are the judge's temporary restraining and preliminary injunction orders. The foregoing summary is qualified in its entirety by reference to Exhibit 7.1 which is incorporated herein by reference.

         Except as otherwise described herein, the Reporting Persons have no plan or proposal with respect to the Issuer which would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Securities and Exchange Act of 1934, as amended. However, the Reporting Persons retain their rights to review or reconsider their plans with respect to the transactions described in this Item 4, to acquire or dispose of Common Shares and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws or regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The responses set forth in (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

         (a) The Reporting Persons, collectively, beneficially own 928,817 Common Shares (of which 69,000 Common Shares have not yet been acquired but may be acquired on October 1, 1998 but not later than October 5, 1998 pursuant to the Agreement and are subject to the Proxy) or 27% of the outstanding Common Shares. Mr. Anderson directly owns 100 Common Shares or less than .01% of the outstanding Common Shares. Revision directly owns 928,717 (of which 69,000 Common Shares have not yet been acquired but may be acquired on October 1, 1998 but not later than October 5, 1998 pursuant to the Agreement and are subject to the Proxy) or 27% of the outstanding Common Shares.

         In addition, Mr. Anderson is the President and a Director of the Foundation for International Non-Governmental Development of Space, a non-profit organization ("FINDS") which owns 35,465 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

         (b) The sole power to vote or direct the voting of and the power to dispose or direct the disposition of the Anderson Shares is held by Mr. Anderson.

         As the Manager and holder of 100% of the non-voting membership interests in Revision, Mr. Anderson has the sole power to vote or direct the voting of 928,717 Common Shares (which includes 69,000 Common Shares which may be acquired under the Agreement and may be voted by Revision pursuant to the Proxy) and the power, in the name and on behalf of Revision, to dispose of the 859,717 Common Shares beneficially owned by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Revision Shares, and thereby the beneficial owner of 928,817 or 27% of the outstanding Common Shares.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 3,441,447 outstanding Common Shares of the Issuer as of May 12, 1998, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended January 31, 1998.

         The responses set forth in (c) and (d) of Item 5 of the Schedule 13D are hereby amended and supplemented to add the following:

         (c) On June 10, 1998, Gold & Appel transferred 100 Common Shares to Mr. Anderson for no consideration. On June 10, 1998, Gold & Appel transferred to Revision 859,717 Common Shares, the right to purchase the Option Shares and the right to vote the Option Shares pursuant to the Proxy. In consideration for its capital contribution, Gold & Appel received 100% of the non-voting membership interests in Revision.

         (d) Until the delivery of the Common Shares to Revision pursuant to the Agreement, Mr. Alward has the sole right to receive dividends paid on the Option Shares. Mr. Alward has the sole right to receive the proceeds from the sale of said shares. No other person is known by Revision nor by Mr. Anderson to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Revision or Mr. Anderson.

         The response set forth in (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (e) As a result of the transfers by Gold & Appel discussed above, Gold & Appel is no longer a beneficial owner of any Common Shares.

ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

    The Operating Agreement, which is attached hereto as Exhibit 7.2 and which is incorporated herein by reference, provides that, among other things:

    (i) There are two classes of members of Revision: the voting members and the non-voting members. On any matter requiring a vote, consent or approval of the members, the voting members are the only persons to whom the matter is required to be submitted, and each voting member has one vote. No non-voting member has a voice or vote in any matter, except as specifically set forth in the Operating Agreement.

    (ii) The initial members of Revision are Mr. Anderson and Gold & Appel. Mr. Anderson is the sole voting member, and Gold & Appel is the sole non-voting member. Additional members may be admitted to Revision, but unless otherwise specifically provided by amendment to the Operating Agreement, any such additional member will be a non-voting member.

    (iii) All powers of Revision will be exercised by or under the authority of the Manager and the business and affairs of Revision will be managed under the direction of the Manager.

    (iv) Unless otherwise agreed by a unanimous vote of the voting members of Revision, there will be one Manager of Revision who shall be designated by the voting member. The initial Manager is Mr. Anderson. A Manager holds office until his or her death, resignation or retirement or until his successor is elected and assumes office. Non-voting members have no authority to appoint or remove a Manager for any reason.

    (v) Mr. Anderson will be allocated 2% of the net profits and net losses of Revision (up to Mr. Anderson's capital contribution) and Gold & Appel will be allocated 98% of the net profits and losses of Revision.

    (vi) Revision will be dissolved upon the occurrence of any of the following events:

         (a) The vote of a two-thirds majority of the voting members to dissolve Revision;

         (b) The death, retirement, resignation, bankruptcy (which shall mean being the subject of an order for relief under Title 11 of the United States Code), or dissolution of any member (a "Dissolution Event") unless, within sixty (60) days following the occurrence of any such event, the business of Revision is continued by the consent of a majority-in-interest of the remaining members and, in the case of a Dissolution Event with respect to the Manager, the remaining members, including the non-voting members if there is no remaining voting member, appoint a substitute Manager; or

         (c)  As otherwise required by the Delaware Limited Liability Company
              Act.

    (vii) The Operating Agreement may be modified or amended by unanimous written Agreement of the voting members. No amendment may modify the economic interest of a member without such member's consent.

         The foregoing summary is qualified in its entirety by reference to
Exhibit 7.2 which is incorporated by reference herein.

         Except for the Operating Agreement, the Agreement and the Proxy described in Item 2 above, and the Joint Filing Agreement attached hereto as
Exhibit 7.3, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Revision or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.1 Amended Complaint, including restraining and injunction orders attached thereto.

Exhibit 7.2   Operating Agreement of Revision, LLC, dated as of June 10, 1998.

Exhibit 7.3 Joint Filing Agreement between Walt Anderson and Revision LLC, dated as of June 10, 1998.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 11, 1998

                                            /s/ Walt Anderson
                                            -----------------------------------
                                            Walt Anderson

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 11, 1998

                                            REVISION LLC

                                            By: /s/ Walt Anderson
                                               --------------------------------
                                                Walt Anderson, Manager

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 11, 1998

                                            GOLD & APPEL TRANSFER, S.A.

                                            By: /s/ Walt Anderson
                                               --------------------------------
                                                Walt Anderson, Attorney-In-Fact
                                                for Gold & Appel Transfer, S.A.

                                 EXHIBIT INDEX

Exhibit      Description
-------      -----------

Exhibit 7.1 Amended Complaint, Temporary Restraining Order and Preliminary Injunction.


Exhibit 7.2  Operating Agreement of Revision LLC, dated as of June 10, 1998.

Exhibit 7.3 Joint Filing Agreement between Walt Anderson and Revision LLC, dated as of June 10, 1998.